# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VISTA GOLD CORP, CIK 0000783324
CUSIP: 927926303
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 8310 S. VALLEY HWY, SUITE 300, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001599814

## Reporting persons
- Kopernik Global Investors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,632,349; sole dispositive power 0; shared dispositive power 14,090,950; aggregate amount beneficially owned 14,090,950 (9.65% of the class)
  Comment: Based on 145,971,346 common shares outstanding as of March 31, 2026 as set forth in the Issuer's Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026 filed by the Issuer on Form 10-Q with the Securities and Exchange Commission on April 30, 2026.
- David B. Iben: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,632,349; sole dispositive power 0; shared dispositive power 14,090,950; aggregate amount beneficially owned 14,090,950 (9.65% of the class)
  Comment: Based on 145,971,346 common shares outstanding as of March 31, 2026 as set forth in the Issuer's Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026 filed by the Issuer on Form 10-Q with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Issuer
Name of issuer: VISTA GOLD CORP
Address of issuer's principal executive offices: Suite 300 - 8310 S Valley Hwy, Englewood, CO 80112

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Kopernik Global Investors, LLC ("Kopernik Global Investors") and David B. Iben (collectively, the "Reporting Persons"). Kopernik Global Investors is an investment adviser. Mr. Iben is the controlling member and Co-Chief Investment Officer of Kopernik Global Investors.
Address of principal business office or, if none, residence:
2502 N. Rocky Point Dr. Suite 300
Tampa, FL 33607
Citizenship: Kopernik Global Investors is a limited liability company organized under the laws of Delaware. Mr. Iben is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own, in the aggregate, 14,090,950 Common Shares. None of the securities are held by the Reporting Persons. The filing of this statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the securities covered by this Schedule 13G for any other purpose.
Percent of class: The number of Common Shares beneficially owned by the Reporting Persons represents 9.65% of the Issuer's outstanding Common Shares based on 145,971,346 common shares outstanding as of March 31, 2026 as set forth in the Issuer's Interim Condensed Consolidated Financial Statements for the three month period ended March 31, 2026 filed by the Issuer on Form 10-Q with the Securities and Exchange Commission on April 30, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,632,349
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 14,090,950

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. No such person beneficially owns over 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated May 14, 2026, by and between Kopernik Global Investors, LLC and David B. Iben.

99.2 Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben.

## Signatures
- Kopernik Global Investors, LLC: /s/Sarah L. Bertrand, Sarah L. Bertrand General Counsel and Chief Compliance Officer (05/14/2026)
- David B. Iben: /s/ David B. Iben by Sarah L. Bertrand, power of attorney, David B. Iben by Sarah L. Bertrand, power of attorney (05/14/2026)